United States securities and exchange commission logo





                          June 21, 2022

       Roman Franklin
       Chief Executive Officer
       Simplicity Esports and Gaming Company
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: Simplicity Esports
and Gaming Company
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-265521

       Dear Mr. Franklin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Craig D. Linder, Esq.